UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, 6D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No.1)**



                                 Coinstar, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  19259 P-30-0
                                 (CUSIP Number)

-------------------------------------------------------------------------------
                                 December 31, 1998
-------------------------------------------------------------------------------
              (Date of event which requires filing this statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

                  [   ] Rule 13d-1(b)
                  [   ] Rule 13d-1(c)
                  [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     **This Amendment No. 1 is being filed specifically to correct an error on the cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Richard C. and Elizabeth A. Hedreen
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                       (b) [X]

-------- ----------------------------------------------------------------------
   3     SEC USE ONLY


-------- ----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES        5    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                        809,108
     REPORTING PERSON
           WITH
                            ----- ---------------------------------------------
                             6    SHARED VOTING POWER

                                       250,572
                            ----- ---------------------------------------------
                             7    SOLE DISPOSITIVE POWER

                                       809,108
                            ----- ---------------------------------------------
                             8    SHARED DISPOSITIVE POWER

                                       250,572
--------------------------- ----- ---------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     1,059,680
-------- ----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------- ----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    7.0%
-------- ----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*
                                        IN
-------- ----------------------------------------------------------------------




                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

         (a)  Name of Issuer:  Coinstar, Inc.

         (b)  Address of Issuer's Principal Executive Offices:

                 13231 SE 36th St., Bellevue, Washington  98006.

Item 2.

         (a)      Name of Person Filing:     Richard C. Hedreen
         (b)      Business Address:          R.C. Hedreen Co.
                                             PO Box 9006
                                             Seattle, WA  98109

         (c)      Citizenship: U.S.
         (d)      Title of Class of Securities:  Common Stock, Coinstar, Inc.
         (e)      CUSIP Number:  19259 P-30-0

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     (a) [ ] Broker or Dealer registered under Section 15 of the Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Act

     (c) [ ] Insurance Company as defined in section 3(a)(19) of the Act

     (d) [ ] Investment Company registered under section 8 of the Investment Company Act

     (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

     (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss. 240.13d-1(b)(1)(ii)(F)

     (g) [ ] Parent Holding Company, in accordance with ss. 240.13d-1(b))(ii)(G) (Note: See Item 7)

         (h)      [ ] Group, in accordance with ss. 240.13d-1(b)(1)(ii)(H)

Item 4.  Ownership.

     (a)  Aggregate  Number of Shares  of  Common  Stock of Issuer  Beneficially
Owned: 865,572 (comprised of 557,680 shares of common stock in the names of Richard C. Hedreen and Elizabeth A. Hedreen ("Hedreen"); 251,428 shares in the name of R.C. Hedreen Co. which is owned by Hedreen; 93,219 shares owned by the Hedreen-Coinstar Trust, Guy Hedreen Trustee; 15,000 shares in the Hedreen Family Limited Partnership, Hedreen and Elizabeth A. Hedreen as general partners; and 42,353 shares in the Hedreen Grandchildren Irrevocable Trust, David M. Eskenazy Trustee. Hedreen disclaims actual beneficial ownership of the shares held by the Hedreen-Coinstar Trust and by the Hedreen Grandchildren Irrevocable Trust.

         (b)      Percentage of Common Stock of Issuer:  5.7%

         (c)      Sole Voting Power of Hedreen         809,108 shares
                  Shared Voting Power                  250, 572 shares
                  Sole Dispositive Power of Hedreen    809,572 shares*
                  Shared Dispositive Power:            250, 572 shares

     * 460,732 of the shares  owned in the name of Hedreen  are  subject to call
options  granted  to  various  trusts   benefiting  the  Hedreen   children  and
grandchildren, for which David M. Eskenazy is Trustee.

Item 5.           Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.


     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.


Item 8.           Identification and classification of Members of the Group.
--------------------------              --------------------------------------
CUSIP NO. 19259P-30-0           13G                              Page 5 of 5
--------------------------              --------------------------------------


                  Not applicable.


Item 9.           Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certification.

                  Not applicable.


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


1/29/99
-----------------------------
         (Date)
                                           /s/ Richard C. Hedreen
                                           ------------------------------
                                           (Signature)
                                            Richard C. Hedreen